Filed pursuant to Rule 433
under the Securities Act of 1933
Registration Statement No. 333-107296

Issuer Free Writing Prospectus,
dated as of June 6, 2007

PRICING SUPPLEMENT
Dated as of June 6, 2007 to
the Preliminary Prospectus Supplement
of Reliant Energy, Inc.
Dated as of May 29, 2007

$1,300,000,000

Reliant Energy, Inc.

$575,000,000 7.625% Senior Notes due 2014
$725,000,000 7.875% Senior Notes due 2017

FINAL TERM SHEET

Aggregate Principal Amount:	$575,000,000 principal amount of 2014 Notes $725,000,000 principal amount of 2017 Notes

Issue Price:	100% of principal amount, plus accrued interest, if any

Maturity Date:	2014 Notes—June 15, 2014 2017 Notes—June 15, 2017

Annual Interest Rate:	2014 Notes—7.625% 2017 Notes—7.875%

Yield to Maturity:	2014 Notes—7.625% 2017 Notes—7.875%

Spread to Treasury	2014 Notes— + 268 bps 2017 Notes— + 292 bps

Interest Payment Dates:	June 15 and December 15

First Interest Payment Date:	December 15, 2007

Joint Book Running Managers:	Goldman, Sachs & Co./Deutsche Bank Securities/ JPMorgan/Merrill Lynch & Co.

Co-Managers	ABN AMRO Incorporated/Bear Stearns & Co.

Qualified Independent Underwriter:	M.R. Beal & Company

Trade Date:	June 6, 2007

Settlement Date:	June 13, 2007 (T+5)

Rating:	B3/B-

CUSIP/ISIN Numbers:	2014 Notes—CUSIP: 75952B AN5 ISIN: US75952BAN55
2017 Notes—CUSIP: 75952B AP0 ISIN: US75952BAP04

Additional Information:

•                  NET PROCEEDS TO THE COMPANY:  The company expects that the net proceeds it will receive from the offering, after deducting the discount payable to the underwriters and estimated offering expenses, will be approximately $1.28 billion.

•                  USE OF PROCEEDS:  The company intends to use net proceeds from this offering (together with cash from operations):

-to repurchase the tender notes tendered in the offers to purchase;

-to retire its $400 million senior secured term loan;

-to repay its outstanding principal and accrued interest under its existing credit facilities;

-to pay related fees and expenses; and

-for working capital purposes.

•                  PRO FORMA INTEREST EXPENSE:  As a result of the offering, the company’s pro forma interest expense for the three months ended March 31, 2007 would have been approximately $78 million, excluding the write-off of certain existing deferred financing costs.

•                  RATIO OF EARNINGS TO FIXED CHARGES:  The pro forma ratio of earnings from continuing operations to fixed charges for the three months ended March 31, 2007 is 3.41, after giving effect to the transactions as if they had occurred on January 1, 2007.

•                  CAPITALIZATION:  As of March 31, 2007, as adjusted to give effect to the transactions as if they had occurred on March 31, 2007 (in thousands):

Cash and cash equivalents	$183,046

Notes offered hereby	$1,300,000

Total debt	$3,333,496

Total capitalization	$7,612,195

Reliant Energy, Inc., which is referred to in this communication as the company, has filed a registration statement (including a preliminary prospectus supplement dated as of May 29, 2007) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and the other documents the company has filed with the SEC for more complete information about the company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you the final prospectus supplement if you request it by calling toll-free 1-866-471-2526.

This communication should be read in conjunction with the preliminary prospectus supplement dated as of May 29, 2007.  The information in this communication supersedes the information in the preliminary prospectus supplement to the extent inconsistent with the information in the preliminary prospectus supplement.